

14049650

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response.. . . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 10 2014

Washington DC
404

SEC FILE NUMBER
8- 66718

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2013___ AND ENDING ___December 31, 2013___
 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clancy Financial Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street, 30th floor c/o Law Offices of Donna H Clancy

(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary Gettenberg

212.668.8700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __DONNA CLANCY__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __CLANCY FINANCIAL SERVICES__ , as of __February 14,__ , 20 __14__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

MARGERY NELL MURRIEL
Notary Public, State of New York
No. 01MU6247130
Qualified in Kings County
Commission Expires August 22, 2015

Margery N. Murriel
Notary Public

Donna Clancy
Signature

Founder, Director
Title

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS


Independent Auditor's Report


Board of Directors
Clancy Financial Services, Inc.:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Clancy Financial Services, Inc., (the Company) as of December 31, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clancy Financial Services, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 26, 2014

Clancy Financial Services, Inc.
Statement of Financial Condition
December 31, 2013

Assets

Cash	$	26,717
Due from Broker		171,729
Accounts receivable		3,338
Property and equipment, net		7,522
Employee loans receivable		11,700
Deposits, prepaids and other		44,702
Total assets	$	265,708

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	77,253
Total liabilities		77,253

Commitments and contingencies

Stockholder's equity

Common stock, no par value, 200 shares authorized,	
10 shares issued and outstanding	200
Additional paid-in capital	2,010,237
Accumulated deficit	(1,821,982)
Total stockholder's equity	188,455
Total liabilities and stockholder's equity $	265,708

The accompanying notes are an integral part of these financial statements.

Clancy Financial Services, Inc.
Statement of Operations
For the Year Ended December 31, 2013

Revenues

Commission and trading income	$	1,437,243
Expense reimbursements		44,235
Other income		8
Total revenues		1,481,486

Expenses

Employee compensation and benefits	526,759
Commission and clearing fees	434,047
Communication and data	102,066
Professional fees	430,950
Occupancy expense	9,820
Other operating expenses	164,855
Total expenses	1,668,497
Net income (loss) before income tax provision	(187,011)

Income tax provision		2,325
Net income (loss)	$	(189,336)

The accompanying notes are an integral part of these financial statements.

Clancy Financial Services, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2013

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2012	$ 200	$ 2,010,237	$ (1,632,646)	$ 377,791
Net income (loss)	-	-	(189,336)	(189,336)
Balance at December 31, 2013	$ 200	$ 2,010,237	$ (1,821,982)	$ 188,455

The accompanying notes are an integral part of these financial statements.

Clancy Financial Services, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash flow from operating activities:

Net income (loss)			$ (189,336)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation expense	$	5,515	
(Increase) decrease in assets:			
Due from Broker		167,273	
Accounts receivable		(3,338)	
Employee loans receivable		41,100	
Deposits, prepaids and other		1,118	
Increase (decrease) in liabilities:			
Accounts payable and accrued expenses		4,324	
Total adjustments			215,992
Net cash provided by (used in) operating activities			26,656
Net cash provided by (used in) in investing activities			-
Net cash provided by (used in) financing activities			-
Net increase (decrease) in cash			26,656
Cash at beginning of year			61
Cash at end of year			$ 26,717

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$	244
Income taxes	$	2,325

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Clancy Financial Services, Inc. (the "Company") was incorporated in the State of New York on May 21, 1999. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), Securities Investor Protection Corporation ("SIPC"), NYSE Arca, and NYSE Euronext.

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including buying and selling securities for a diverse group of institutional clients. The Company introduces these transactions for clearance on a fully disclosed basis.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Receivable from clearing organizations represents commissions earned on securities transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

With the consent of its shareholders, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 2: DUE FROM BROKER

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2013, the due from broker of $171,729 was pursuant to these clearance agreements.

The Company also has a brokerage agreement with Albert Fried & Company, LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. At December 31, 2013, the amount due from broker includes $50,000 of deposit with the Clearing Broker.

Note 3: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Furniture and equipment	$ 58,904	5-7
Less: accumulated depreciation	(51,382)	
Property and equipment, net	$ 7,522	

Depreciation expense for the year ended December 31, 2013 was $5,515.

Note 4: INCOME TAXES

As discussed in Note 1, the Company has elected the S Corporate tax status; therefore, no federal income tax provision is reported. The Company paid estimated taxes during 2013 to New York State and New York City that exceed the minimum amount required.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2013, the IRS has not proposed any adjustment to the Company's tax position.

Note 5: RELATED PARTY TRANSACTIONS

The Company pays commissions to an affiliated entity, Dermott W. Clancy Corp. ("DWC"), whose 100% stockholder is the spouse of the Company's 100% stockholder. In 2013, commissions of $219,300 were paid to this entity. In return, the Company received $29,500 of commissions from DWC for trading services provided. At December 31, 2013, there was nothing owed to this entity. In 2013, $365,625 was paid to the law firm owned by the Company's 100% stockholder for a variety of compliance and administrative matters.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 6: LOAN TO OFFICER

At December 31, 2013, the Company had outstanding loans receivable of $11,700 due from two employees. Both notes are due on demand and are non-interest bearing.

Note 7: COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases its premises from the law firm of the Company's 100% stockholder on a month-to-month basis. In 2013, the Company paid a nominal amount for its share of the rent.

Note 7: COMMITMENTS AND CONTINGENCIES
(Continued)

Contingencies

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 8: PROFIT SHARING PLAN

The Company maintains a defined contribution plan covering substantially all employees. The Company contributes at the discretion of management, up to 25% of the eligible compensation. No contributions were made to the plan in 2013.

Note 9: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2013, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS
(Continued)

ASU No.	Title	Effective Date
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011
2011-11	Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (December 2011).	After January 1, 2013
2011-12	Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (December 2011)	After December 15, 2011
2013-02	Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (February 2013)	After December 15, 2013
2013-11	Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (July 2013).	After December 15, 2013

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2013, the Company had net capital of $124,531 which was $24,531 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($77,253) to net capital was 0.62 to 1, which is less than the 15 to 1 maximum allowed.

Computation of net capital

Common stock	$ 200	
Additional paid-in capital	2,010,237	
Accumulated deficit	(1,821,982)	
Total stockholder's equity		$ 188,455
Less: Non-allowable assets		
Property and equipment, net	(7,522)	
Employee loans receivable	(11,700)	
Deposits and prepaid expenses	(44,702)	
Total non-allowable assets		(63,924)
Net capital		124,531

Computation of net capital requirements

Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 5,150	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 24,531
Ratio of aggregate indebtedness to net capital	0.62 : 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2013.

Clancy Financial Services, Inc.
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2013

A computation of reserve requirements is not applicable to Clancy Financial Services, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Clancy Financial Services, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2013

Information relating to possession or control requirements is not applicable to Clancy Financial Services, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Clancy Financial Services, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to Rule 17a-5

For the Year Ended December 31, 2013


Board of Directors
Clancy Financial Services, Inc.:

In planning and performing our audit of the financial statements of Clancy Financial Services, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Control deficiencies are noted below under material weaknesses.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

The size of the business and the resultant limited number of employees imposes the practical limitations on the effectiveness of those internal control policies and procedures that depends on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 26, 2014

Clancy Financial Services, Inc.

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e) 4

For the Year Ended December 31, 2013



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Clancy Financial Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Clancy Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Clancy Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Clancy Financial Services, Inc.'s management is responsible for the Clancy Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by Clancy Financial Services, Inc. supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 26, 2014

Clancy Financial Services, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2013

	Amount
Total assessment	$ 2,568
SIPC-6 general assessment Payment made on July 31, 2013	(1,421)
SIPC-7 general assessment Payment made on February 28, 2014	(1,147)
Total assessment balance (overpayment carried forward)	$ -